

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2020

Frank Stokes
Chief Financial Officer
Castle Biosciences Inc.
820 S. Friendswood Drive, Suite 201
Friendswood, Texas 77546

> **Re: Castle Biosciences Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 12, 2020**
> **CIK No. 0001447362**

Dear Mr. Stokes:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laura Crotty at (202) 551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Karen Deschaine